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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
        of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of      RSA Acquisition Corp.
    Reporting Person*        (Last)              (First)            (Middle)

                             c/o J.W. Childs Equity Partners II, L.P.
                             One Federal Street
                                                 (Street)

                             Boston              Massachusetts         02110
                             (City)              (State)               (Zip)


2.  Date of Event            2/12/99
    Requiring Statement
    (Month/Day/Year)


3.  IRS or Social Security
    Number of Reporting
    Person (Voluntary)


4.  Issuer Name and Ticker   American Safety Razor Company Symbol: RAZR
    or Trading Symbol


5.  Relationship of               Director               X   10% Owner
    Reporting Person(s) to        Officer (give              Other (specify
    Issuer                                title below)              below)
             (Check all
             applicable)



                                  Page 1 of 6
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6.  If Amendment, Date of
    Original
    (Month/Day/Year)


7.  Individual or             X  Form filed by One Reporting Person
    Joint/Group Filing           Form filed by More than One Reporting
    (Check Applicable            Person
    Line)







































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FORM 3 (continued)

           Table I -- Non-Derivative Securities Beneficially Owned


1.  Title of Security        Common Stock
    (Instr. 4)


2.  Amount of Securities     No Securities beneficially owned.  See attachment.
    Beneficially Owned
    (Instr. 4)

3.  Ownership Form:
    Direct (D) or Indirect
    (I) (Instr. 5)


4.  Nature of Indirect
    Beneficial Ownership
    (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                        (Over)
                                                               SEC 1473 (7-96)

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   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
    (Instr. 4)


2.  Date Exercisable and           Date Exercisable           Expiration Date
    Expiration Date
    (Month/Day/Year)


3.  Title and Amount of            Title                        Amount or
    Securities Underlying                                       Number of
    Derivative Security                                         Shares
    (Instr. 4)



4.  Conversion or Exercise Price
    of Derivative Security


5.  Ownership Form of Derivative
    Security:  Direct (D) or
    Indirect (I)
    (Instr. 5)


6.  Nature of Indirect
    Beneficial Ownership
    (Instr. 5)

                                /s/ B. Lane MacDonald           2/23/99
                        _______ _______________________     ______________
                        **Signature of Reporting Person          Date



Explanation of Responses:
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                               SEC 1473 (7-96)

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FORM 3 (continued)

                             Attachment to Form 3


Reporting Person:  RSA Acquisition Corp.

Address:  c/o J.W. Childs Equity Partners II, L.P.
          One Federal Street
          Boston, MA 02110

Issuer and Ticker Symbol:  American Safety Razor Company (RAZR)

Date of Event Requiring Statement:  2/12/99

RSA Acquisition Corp. ("Acquisition") entered into a Shareholders Agreement (the "Agreement"), dated as of February 12, 1999, among Acquisition, RSA Holdings Corp. of Delaware (owner of 100% of the capital stock of Acquisition) and certain stockholders of American Safety Razor Company (the "Stockholders") pursuant to which each Stockholder irrevocably appointed Acquisition the lawful agent, attorney and proxy of such Stockholder, during the term of the Agreement, at any meeting of the Company's Stockholders or in connection with any written consent of the Company's stockholders to vote shares of common stock, par value $.01 per share, of the Company held of record or beneficially owned by such Stockholder (2,311,654 shares in the aggregate are held of record or beneficially owned by all the Shareholders, collectively the "Shares") and as a result of such Agreement, Acquisition may be deemed to be, for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), a beneficial owner of such Shares, provided however, that Acquisition expressly disclaims any pecuniary interest in such Shares.




                                                               SEC 1473 (7-96)






















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